June 12, 2007

Via EDGAR and Fax

Scott M. Anderegg

Staff Attorney

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549-3561

Re: Corning Natural Gas Corporation

Amendment No. 1 to Form 10-K

For the Fiscal Year Ended September 30, 2006

Filed June 1, 2007

SEC File No. 0-00643

Dear Mr. Anderegg,

On June 11, 2007 I discussed with you and Mara Ransom Corning Natural Gas Corporation's Amendment No. 1 to Form 10-K for the fiscal year ended September 30, 2006. The amendment revises Item 9A Controls and Procedures - Evaluation of Controls and Procedures. You questioned whether the following sentence included in the amendment applies to Corning's disclosure controls: "Disclosure controls are procedures that are designed to provide reasonable assurance that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934, or Exchange Act, such as this Annual Report on Form 10-K, is recorded, processed, summarized and reported within the time periods specified by the SEC." On behalf of Corning, I confirm that this sentence does apply to the company's disclosure controls. In future filings, Corning will add the word "our" to the beginning of the sentence to clarify this matter.

Please let us know if we can provide you with any further information regarding this matter. You can reach me at 216-736-7215 or my partner, Marc C. Krantz, at 216-736-7204. Thank you for your assistance.

Sincerely,

/s/ Christopher J. Hubbert

Christopher J. Hubbert

cc: Michael I. German

Marc C. Krantz

Michele L. Hoza